UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2020

Commission File Number: 001-37611
__________

Pyxis Tankers Inc.

59 K. Karamanli Street
Maroussi 15125 Greece
+30 210 638 0200
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 13, 2020, Pyxis Tankers Inc. (the “Company”) closed its previously announced underwritten public offering (the “Offering”) of 200,000 Units, each Unit immediately separable into one 7.75% Series A Cumulative Convertible Preferred Share (the “Preferred Shares”) and eight (8) warrants, each warrant exercisable for one common share (the “Warrants”), and an additional 135,040 Warrants from the partial exercise of the underwriter’s over-allotment option. The Company has granted the underwriter a 45-day option to purchase up to 30,000 additional Preferred Shares and/or 240,000 additional Warrants solely to cover over-allotments. ThinkEquity, a division of Fordham Financial Management, Inc. (“ThinkEquity”), acted as sole book-running manager in the Offering.
Attached to this Report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Underwriting Agreement, dated October 8, 2020, between the Company and ThinkEquity.
Attached to this Report as Exhibit 4.1 is a copy of the Warrant Agency Agreement, dated October 13, 2020, between the Company and VStock Transfer, LLC, as Warrant Agent.
Attached to this Report as Exhibit 99.1 is a copy of the press release issued by the Company on October 8, 2020, announcing the pricing of the Offering.
Attached to this Report as Exhibit 99.2 is a copy of the press release issued by the Company on October 13, 2020, announcing the closing of the Offering.
The information contained in this Report is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-222160 and 333-222848), filed with the U.S. Securities and Exchange Commission on December 19, 2017 and February 2, 2018, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.
By: /s/ Henry Williams
Name: Henry Williams
Title: Chief Financial Officer

Date: October 13, 2020